GGL DIAMOND CORP.

904 - 675 West Hastings Street
Vancouver, BC Canada
[redacted]

Tel: (604) 688-0546
Fax: (604) 688-0378

February 17, 2004

PRESS RELEASE

Doyle Sill Returns Significant Microdiamond Results

Raymond A. Hrkac, President and CEO of **GGL Diamond Corp**. **(GGL.TSX Venture)** ("GGL") and joint venture partner De Beers Canada Exploration Inc. ("De Beers") are pleased to report the microdiamond results from the Doyle sill located in the southeast portion of the Slave Craton, 10 kilometres southwest of the diamondiferous Gahcho Kue kimberlite cluster, Northwest Territories, Canada.

Thirteen kimberlite samples collected across the Doyle sill were submitted to Lakefield Research Limited for microdiamond extraction by caustic dissolution. A total of 84.5 kilograms of kimberlite was processed and has returned 161 diamonds weighing 0.016625 carats. The largest stone was recovered on the bottom sieve size of 0.85mm. It is described as a white, transparent, fragment with dimensions of 1.40 x 1.14 x 0.59mm weighing 0.006050 carats. Details of the results are provided in Table 1. An additional 10 kilograms of kimberlite has been sent out to South Africa for heavy mineral analyses and the results are still pending.

Table 1. Microdiamond results from Doyle Sill, NWT

Sample #	Kg	Bottom sieve size in mm										
		0.074	0.100	0.150	0.212	0.300	0.425	0.600	0.850	1.180	Total Stones	Total Carats
TOTALS	84.50	47	56	32	16	9	0	0	1	0	161	0.016625

Results from Lakefield Research Limited

During the August 2003 program, 24 HQ drill holes were drilled along the strike length of the sill, which was extended from 1.3 to 2.0 kilometres, averaging approximately 2 metres in thickness. Thirteen kimberlite samples averaging 6.50 kilograms from across the sill were submitted for microdiamond extraction. All intervals were diamond bearing averaging 1.89 microdiamonds/kilogram with the two highest results of 26 microdiamonds in 5.70 kilograms and 21 microdiamonds in 6.80 kilograms. A drill hole location map will be available on GGL's website at http://www.ggldiamond.com/diamond-doyle.cfm?ID=1 .

The Doyle sill was discovered and determined to be diamondiferous in 1996. During this early work, 125.2 kilograms of kimberlite chips collected by reverse circulation drilling was treated by caustic dissolutions and returned 69 microdiamonds. This sample was diluted with country rock but was significant in establishing the kimberlite as diamond bearing. The new work carried out by De Beers in August 2003 was the first time since 1996 that the Doyle sill has been actively explored. The claims (LA 26-30) were involved in a legal dispute for over eight years but in May 2003 a Tribunal appointed by the Minister of Indian and Northern Affairs upheld the May 1996 decision of the Supervising Mining Recorder, awarding the disputed claims hosting the Doyle Sill to GGL and De Beers.

GGL is very encouraged by these recent microdiamond results, considering the small sample sizes The close proximity of the Doyle Sill to the Gahcho Kue cluster of diamond bearing kimberlites, a joint venture between Mountain Province Diamonds Inc. and De Beers containing a gross diamond resource of $2.0 billion, further increases the attractiveness of the sill.

The Doyle Lake Project consists of 30 claims (LA 1-30) totaling 52,688 acres and is one of several highly prospective diamond exploration projects held by GGL. De Beers has earned a 60% interest in the Doyle Lake project and remains the operator of the project. Details of additional work on the Doyle Project are to be determined in conjunction with De Beers.

GGL's additional diamond properties located in the central and southern Slave craton, consisting of more than 350,000 acres, are 100% owned and operated by GGL. An exploration program on these properties involving air and ground geophysics and core drilling is planned to begin in March, 2004. Torrie Chartier, M.Sc., MBA and consulting geologist for GGL Diamond Corp. is GGL's independent person and has reviewed this data.

GGL DIAMOND CORP.

Per:

Raymond A. Hrkac,
President & CEO

For more information, please check our web site at www.ggldiamond.com. If you would like to speak to someone or have any questions, please contact Marsha D'Angelo or Susan de Stein at (604) 684-3376.